Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

The following is a transcript of a podcast interview of J. Clay Sell, Chief Executive Officer of X-Energy Reactor Company, LLC (“X-energy”) with SPAC Insider, made available on October 20, 2023, at https://www.spacinsider.com/news/spacinsider/podcast-x-energy-j-clay-sell, https://podcasts.apple.com/us/podcast/x-energys-ceo-j-clay-sell-discusses-smaller-reactor/id1567687507?i=1000632001022, and https://open.spotify.com/episode/5NBstgKuYQXiz7jVlpUwcz?si=3b754da7ae944c40.

Nicholas Clayton (00:03):

Hello and welcome to another SPAC Insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Wind and solar energy have each seen big booms in adoption in the 21st century due to a mix of technology and incentives aligning at the same time. But could it now, once again, be nuclear power’s turn? I’m Nick Clayton, and the subsequent colleague Marlena Haddad and I speak with J. Clay Sell, CEO of X-energy.

(00:28):

X-energy announced a $1.18 billion combination with Ares Acquisition Corporation in December, 2022. Clay tells us how innovative smaller reactor designs can carve out a new place in the energy mix for utilities and industrial clients alike, and how X-energy’s focus on proprietary nuclear fuel has brought a new business model wrinkle to the space. Take a listen. So Clay, just to start off, I wanted to get into some of the news that X-energy has made in the past month or so, starting with the expanded contract you now have with the Department of Defense under Project Pele. What can you tell us about that project and how it’s progressing?

Clay Sell (01:11):

This is a really cool project that the Department of Defense hired us to work on a number of years ago. They have a vision for a micro reactor, and so we’re talking about a few megawatts, small enough to fly on an airplane, could be set up very quickly for certain applications in the field, operate continuously for five years, and then be turned off, cooled down, moved to another place and turned on again. So it’s a really innovative set of requirements. And I’m really proud of the extraordinary team we have here at X-energy. DOD selected us over a number of other competitors several years ago. And they recently extended the contract because they liked how we have continued to innovate the design, and they want to have multiple options at the Department of Defense for their various military applications.

Nicholas Clayton (02:00):

Yeah. And I think the average person might not understand what the needs of the US military are when it comes to some of this stuff. They operate out of a lot of hard to supply locations and actually wind up generating a lot of pollution with the current energy mix. But I imagine that’s the case with some of the clients coming to you for these smaller designs. So what is the lay of the land with some of the applications you get asked about?

Clay Sell (02:19):

Yeah. So a classic application would be supplying power to a missile defense battery in the field. And here you have a super high-tech weapon technology that is still dependent upon power from a diesel generator, which means you’re having a truck diesel to the site the same way you truck diesel to the site 50 years ago. So you have a next generation technology dependent on a 20th century supply chain. And so, as the DOD thinks about its systems and as they go for more resiliency in the systems, they want a power source that can be there X number of years, does not have to be refueled constantly the way their existing power sources do. So that’s a classic example of where this technology might be used in the field.

Marlena Haddad (03:09):

And then zooming out a bit, what was the genesis for X-energy’s approach in looking at smaller scale reactors and focusing on proprietary nuclear fuel as a major part of the business?

Clay Sell (03:23):

We are a leader in developing this really robust ceramic encapsulated fuel. The Department of Defense actually required the use of this fuel in their design specifications. So in a lot of ways, we were perfectly suited to take what we knew about TRISO fuel, to take what we knew about using TRISO fuel in high temperature gas reactors, and applying it to this set of requirements that the Department of Defense laid out.

Marlena Haddad (03:53):

Right. How have the smaller reactor designs changed what we can consider now in terms of commercial applications?

Clay Sell (04:01):

Well, nuclear power generates 10% of electricity globally. And it’s been around, it’s been actively deployed for more than 60 years. There’s a lot of private sector investment, there’s a lot of open source information about the technology. Nuclear power for commercial electricity, it is a viable commercial business that exists in many, many countries around the globe. The innovation that we were going for is, how can we do it better? And what we started with was safety.

(04:35):

So we know how to do that. That’s the central part of our design. That’s the key innovation we’re bringing to the marketplace. And we have had fantastic response from the customer sets.

Marlena Haddad (05:03):

Got it. And can you just walk us through each of the projects that you have in development right now, and what are the timelines looking like in terms of getting those online?

Clay Sell (05:14):

Well, the first project we’re doing with Dow Chemical, so one of the largest chemical companies in the world, certainly the largest in the US. They have 70 major facilities around the globe. And all of those facilities use both steam and electricity to power their operations. Dow has made a commitment to significantly decarbonize all of their operations by 2050. So they were looking for a solution that would help them do that. They identified our technology. And we are in agreement with them now to build four reactors for them at an industrial site about two hours south of Houston to deliver both steam and electricity to the plant. That project is projected to be online before the end of the decade.

Nicholas Clayton (06:05):

And so X-energy has been awarded about 1.2 billion in federal funding through the years. And with the kind of contracts and the agreements that you’ve had with them, what kind of strings tend to be attached to that in terms of how much the company has to match with investments of its own and how much of that are you changing directions based on the specific requirements within those?

Clay Sell (06:23):

The Department of Energy laid out an agenda to get the US back into the nuclear export game for reasons of economic security and national security several years ago. And as an incentive to private sector companies to invest, they said, “We will cover half the costs of bringing new technologies to the marketplace.” So it was an amazing enticement. 37 teams made proposals, 37 different technologies, and two of us were selected. X-energy and another company. And so the string attached is, we match private dollars with the public dollars provided by the government.

(07:04):

But other than that, all of the intellectual property we create, X-energy owns at the end of the day. The plant that is built with 50% cost share from the US government is owned by the provider of the private cost share at the end of the day. So it’s a really compelling incentive. I will tell you that we have been as successful as any company in the advanced nuclear space in attracting federal dollars from the Department of Energy, from the Department of Defense, from NASA. We have really an excellent team of scientists and engineers. The work of that team has been rewarded with major investments from the US government.

Nicholas Clayton (07:45):

Great. And looking even more recently at the Inflation Reduction Act, how has that impacted your development and have the tax incentives within that changed the way that you structure any of your projects or operations?

Clay Sell (07:56):

Well, what has really changed is, it’s accelerated the demand and moved it to the left. I mean, moved it towards this in the schedule. The Inflation Reduction Act just in the main, it gives you two options. You can take an investment tax credit for the owner of a plant for up to 50% of your investment, which is extraordinary. Or you can opt for a production tax credit that would be paid over the first 10 years of operation. It’s very similar to the policies that were put in place for wind 20 years ago and solar 15 years ago.

(08:33):

If you look back and see what was deployed for solar in 2006, those policies resulted in a 200X increase in the amount of solar deployment. And so we think this incentive will have a similar impact on the demand for nuclear units. The biggest impact is accelerating the demand and moving it to the left.

Marlena Haddad (08:56):

And being able to build smaller reactors closer to clients also opens up the ability to use heat as an industrial product. And we’ve seen that a bit with concentrated solar. But has that been done with nuclear much in the past at all?

Clay Sell (09:10):

It’s never been done for nuclear in the past, certainly not in the United States. It’s really one of the most interesting applications that we’re bringing to the marketplace. So there’s a number of things unique about our technology. Number one, our reactors can’t melt in any scenario that they would see in the reactor life. Number two, these reactors produce very high temperature, high quality steam. And so when you go down to the Texas Gulf Coast and you see the petrochemical plants literally as far as the eye can see, all of those plants require a lot of hydrocarbon inputs, a lot of electricity, and a lot of steam.

(09:50):

And the opportunity for us is to replace fossil fuel plants that are boiling water and producing steam, and instead to boil that water with non-emitting nuclear power and really allow these petrochemical operations to dramatically reduce their carbon emissions. Globally, there’s almost as much carbon emissions produced from the industrial sector as are produced from the electric sector. So it’s a massive opportunity. When policymakers talk about hard to decarbonize sectors, they’re often talking about sectors that use a lot of steam. So what we will do in this first project with Dow is demonstrate the role of nuclear to provide industrial steam and heat and further decarbonize these applications in a very economic way.

Marlena Haddad (10:41):

Got it. And so with the way that X-energy structures its development contracts, how much sensitivity do you have to things like changing electricity prices or other factors that might cause demand changes?

Clay Sell (10:54):

One of the great things, one of the great benefits you get with a nuclear power plant, since so much of the capital that gets reflected in the price of power, the price of steam, a lot of that is built upfront, and the variable costs are relatively low. And so, one of the benefits that you get from building a nuclear plant is it really allows you to lock in a price of steam or a price of power effectively for the next 60 years. And so for a hedge against energy input volatility, it’s very, very attractive to industrial customers. It’s certainly one of the things that motivated Dow in going nuclear with this plant in Texas.

13:39 Nicholas Clayton (11:34):

Great. And just touching upon the deal side of things a little bit, what made you decide that now is a good time for X-energy to go public? And what attracted you to the SPAC route to market for that?

Clay Sell (11:43):

We knew that we wanted to be a public company. We wanted the full suite of tools available to us. We wanted value accretion opportunities with the many milestones and good news points that we have in our immediate future. So it was a really attractive time for us to think about that. And then, we have a SPAC sponsor in Ares that is unlike anyone that I’ve ever seen. It’s a huge firm. This was their first SPAC ever. They manage approaching $400 billion of assets under management. They’re a public company themselves. They’ve taken a number of their portfolio companies public. And they have an expertise in financing infrastructure for the energy transition.

(12:24):

So they brought a vehicle, they brought substantial capital, $80 million into the company, and a tremendous amount of expertise that we wanted alongside us as we grow and bring our new business model to the marketplace. Two partners at Ares, including their co-founder, David Kaplan, are going to join our board. And as we think about the business model of the future, which is really, we have a technology that lends itself to a project finance turnkey model that really allows the private capital markets to help get this technology deployed on very short timelines and at a very rapid pace.

(13:03):

And as we think about that business model that we are pursuing, a company like Ares that has done this so much for so many other sectors in the energy business, it was a really attractive partnership.

Nicholas Clayton (13:17):

Yeah. And just the other piece of news, again, speaking with the Ares team and the things you’ve been working on since announcement, that last month, you were able to bring in some more committed capital to the deal. But as a part of that also, X-energy’s initial equity valuation changed as a part of that. So what spurred that change in the transaction as you look at the way things sit in the big picture?

Clay Sell (13:39):

Obviously, the founder, myself and the executive team, and all 500 plus of our employees at X-energy, we are a great believer in what we are doing. And so for us, it wasn’t as much about where you start, but where you’re going. And as we saw changes in the marketplace, we desired to enter the market at an appropriate place compared to our public market comps. And that’s really what motivated us is to get the entry level set at the appropriate place that gives us the best chance of success of growing the value of our company with the good news that will be forthcoming in the months and years to come.

Marlena Haddad (14:20):

And just going off of that, how does X-energy plan to use the proceeds from the deal, and how much cost on your end is associated with getting these projects completed?

Clay Sell (14:31):

We have two major product development efforts that are nearing completion. One is the detailed design of our main commercial reactor, which we call the Xe-100. So we’re in the final two years of completing the detailed design of that reactor. A second piece is the development of our fuel manufacturing business, our initial commercial facility, to make this TRISO fuel that we use in our reactors. So those are our two major capital requirements for the next couple of years. And that’s why we were so encouraged with the opportunity to team with Ares that brought such a significantly sized SPAC to the business combination.

Marlena Haddad (15:18):

And, has X-energy looked at deployment opportunities beyond North America?

Clay Sell (15:23):

Our specific deployment focus today is in three markets. US, North America. Canada, North America. And the UK, not in North America. We have a second and third concentric circle of targets after we first deploy in those three markets. But that’s really where we’re focused today. We have a very significant partnership with the largest nuclear operator in Canada. It’s a utility called Ontario Power Gen. Ontario selected our technology a year ago for the industrial sector. They’ve made a very significant investment into the underlying company. And we have a really robust deployment partnership with OPG to take our technology to the industrial sector in Canada.

Nicholas Clayton (16:10):

And you touched upon it earlier, and just the ways in which it feels like we are at that point where the incentives and the costs are aligning in a similar way 15, 20 years ago, right before there was that big boom in both solar and wind, which is exciting. But on the other hand, it’s obviously much easier to make a solar panel or a wind turbine than all the things that you’re doing. So I’m just curious, how do you feel about this moment in terms of what we’re going to see in terms of the development of nuclear over the next 10 years and how big that opportunity can be?

Clay Sell (16:41):

Well, let’s start with some facts. The consensus estimate is that global demand is going to increase 50% between now and the next 25 years. It’s an extraordinary demand story. That’s number one. Number two, there is a global consensus and agreement among policy makers, CEOs, board members, and customers that we have to dramatically decarbonize the economy. Now, the global economy is 80% fueled by fossil fuels. 80% fossil fuels, all emitting carbon. And now, we’re going to grow that by 50% and try to decarbonize dramatically. When you do the math, there is no way, no way you can get there without a massive increase in nuclear power. Three X, five X, seven X what the world has today over the next 25 years. So the addressable market for nuclear power is just immense.

(17:41):

I just want to emphasize that, as the world seeks to meet this big challenge that we have in front of us, what we need is clean, firm power. Clean means non emitting and firm meaning always on. So we need non emitting, always on power. And when you look at the options to do that, you’re fairly limited. Solar and wind are awesome, but they’re not always on. Most of the world is powered by fossil fuels, but they’re not clean and they emit carbon emissions. And so the big opportunity for us is to bring a really innovative, really attractive, really safe technology that is both clean and firm, that is always on and non-emitting.

(18:30):

And we believe our technology will be the first SMR deployed in the US. So for all of the talk about SMRs, we will be the first one to come to the marketplace. We have a great partner in Dow Chemical, bringing that first project to the marketplace. We have a list of follow-on customers that are A-list, top tier in quality. And we have a business model that really lends itself to rapid deployment at scale. So that’s what we bring to this massive total addressable market that we see over the next 25 years. It’s an opportunity that we’re extraordinarily excited to pursue. And that’s the opportunity that we look forward to bringing to public investors in X-energy.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.